

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2023

Jaume Pons, Ph.D.
Chief Executive Officer
ALX Oncology Holdings Inc.
323 Allerton Avenue
South San Francisco, CA 94080

  Re: ALX Oncology Holdings Inc.
    Registration Statement on Form S-3
    Filed September 1, 2023
    File No. 333-274314

Dear Jaume Pons:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Joshua Gorsky at 202-551-7836 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Michael E. Coke